UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026.

Commission File Number: 001-40530

GH Research PLC
(Exact name of registrant as specified in its charter)

Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

GH Research PLC (the “Company”) announces the presentation of data from its GH001-TRD-201 and GH001-BD-202 clinical trials at the 39th European College of Neuropsychopharmacology (ECNP) annual meeting, which is scheduled to take place from October 10-13, 2026, in Munich, Germany. The data will be presented in three posters during Poster Session 2 on October 11, 2026, by Prof. Wiesław J. Cubała, Prof. Bernhard T. Baune, and Dr. Max de Leeuw.

The Company will also sponsor an industry satellite symposium titled “Achieving remission in treatment-resistant depression: current evidence and research on rapid-acting antidepressants” at ECNP on October 10, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: October 9, 2026

	By:	/s/ Magnus Halle
	Name:	Magnus Halle
	Title:	Company Secretary